[Letterhead of Clifford Chance US LLP]

December 31, 2008

VIA EDGAR

Ms. Karen Garnett

Asst. Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CB Richard Ellis Realty Trust
Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 9 to Registration Statement on Form S-11, filed on December 23, 2008 (the “Post-Effective Amendment”)
Registration No. 333-127405

Dear Ms. Garnett:

As counsel to CB Richard Ellis Realty Trust, a Maryland real estate investment trust (the “Company”), and in accordance with our conversations with you regarding the Company’s Post-Effective Amendment, we supplementally advise you that the Company will disclose estimated acquisition cap rate information for newly acquired unconsolidated properties in its future filings with the Securities and Exchange Commission. The Company will also disclose the estimated acquisition cap rate information for the AllPoints Midwest Bldg. 1 and 125 Enterprise Parkway unconsolidated properties in the Company’s next prospectus supplement that it is required to file in accordance with Rule 424.

If you have any questions, please contact the undersigned at 212-878-3268 or Jason D. Myers at 212-878-8324.

Very truly yours,

By: /s/ Kristina V. Fink

      Kristina V. Fink

cc:	Jack A. Cuneo
Jason D. Myers, Esq.